

Mail Stop 3561

November 16, 2015

Via E-mail
Mr. Robert Greenberg
Chief Executive Officer
Skechers U.S.A., Inc.
228 Manhattan Beach Blvd.
Manhattan Beach, CA 90266

  Re: Skechers U.S.A., Inc.
    Form 10-K for the Year Ended December 31, 2014
    Filed February 27, 2015
    File No. 001-14429

Dear Mr. Greenberg:

  We have reviewed your November 4, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

General

1. We are aware of a recent news report stating that Rivoli Group distributes Skechers eyewear and that it may operate in Syria. Also, you state on page 12 that your footwear is sold in Africa, a region that includes Sudan. Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Please tell us whether Rivoli Group or any other party distributes or sells, or has distributed or sold, your products in Sudan or Syria.

You may contact Myra Moosariparambil at (202) 551-3796 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining